02 JUL 25 AM 10:52

02042879

To: SEC Headquarters
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.
Direzione di Gruppo
Affari Societari GFM/fg

Data
July 23th , 2002

File n.°: 82-4855

SUPPL

Oggetto: **PRESS RELEASES**

herewith enclosed, we send you the press releases concerning capital increase and Presentation of Gruop Reorganisation Project, both english translations and original versions.

Yours faithfully,

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Banca Popolare di Lodi S.c. a r.l.

COMUNICATO STAMPA

(Ai sensi dell'art. 114, comma primo, del D. Lgs. 58/98 (TUF))

In conformità al dettato dell'art. 114, comma primo, del D. Lgs. 58/98 (TUF), si informa che in data 28 giugno 2002, in esecuzione della deliberazione dell'assemblea dei soci di aumento di capitale, in forma scindibile, con esclusione del diritto di opzione ex art. 2441 cod. civ., riservato ad investitori istituzionali, mediante emissione di massime 10.000.000 di azioni ordinarie Banca Popolare di Lodi S.c.a.r.l. deliberato in data 6 novembre 2000, il cui termine è stato prorogato al 31 dicembre 2003 con delibera assembleare del 10 dicembre 2001, **Convergenza Belgique SA**, società d'investimento specializzata nei "settori della convergenza" (quali media, software e comunicazione) presieduta da Aldo Livolsi, **ha sottoscritto n. 1.080.084 azioni ordinarie di nuova emissione della Banca Popolare di Lodi S.c.a.r.l., al prezzo di Euro 12,5 ciascuna** - di cui Euro 2,58 a valore nominale e Euro 9,92 a titolo di sovrapprezzo – **per un investimento totale di Euro 13.501.050**. (il "**Prezzo**"). Si precisa che il Prezzo è in linea con le predette deliberazioni assembleari e con le disposizioni civilistiche.

Lodi, 1° luglio 2002

Banca Popolare di Lodi S.c. a r.l.

PRESS RELEASE

(Pursuant to art. 114.1 of D.Lgs. 58/98, the Financial Consolidation Act)

In compliance with art. 114.1 of D.Lgs. 58/98 (the Finance Consolidation Act), we would like to inform you that on 28 June 2002, in execution of the shareholders' resolution to carry out a divisible increase in share capital, excluding option rights as per art. 2441 of the Civil Code, reserved for institutional investors, by issuing up to 10,000,000 Banca Popolare di Lodi S.c.a.r.l. ordinary shares as approved on 6 November 2000, the deadline for which was extended to 31 December 2003 by a shareholders' resolution passed on 10 December 2001, **Convergenza Belgique SA**, an investment company that specialises in the "convergence sectors" (i.e. media, software and communication), headed up by Aldo Livolsi, **subscribed to 1,080,084 newly issued ordinary shares of Banca Popolare di Lodi S.c.a.r.l., at a price of 12.5 euro each**, made up of a par value of 2.58 euro and a share premium of 9.92 euro, **for a total investment of 13,501,050 euro** (the "**Price**"). Note that the Price is in line with the shareholders' resolutions and with the requirements of the Civil Code.

Lodi, 1 July 2002

«SENZA SOSTA VERSO NUOVI TRAGUARDI»
PRESENTATI OGGI I DETTAGLI DEL PIANO STRATEGICO:
ROAE 2004: 14%
Cost/income <50%
Sinergie per 85 milioni di Euro

L'Amministratore Delegato del Gruppo Bipielle, Gianpiero Fiorani, nel corso della presentazione tenutasi all'Hotel Four Seasons di Milano, ha illustrato agli analisti e alla stampa specializzata i dettagli del piano strategico del Gruppo.

Il Gruppo Bipielle ha dimostrato nel corso della propria crescita, intrapresa a partire dal 1997 e attuata in massima parte per linee esterne secondo un modello a matrice federale, di poter rivestire efficacemente il ruolo di polo aggregante nel sistema bancario nazionale. Durante questa espansione condotta a ritmo serrato il Gruppo, adesso collocato stabilmente fra i primi dieci poli creditizi nazionali, è riuscito a mostrare una notevole forza innovativa nel gestire e realizzare rapidamente processi di integrazione complessi, portando alla luce altrettanto velocemente le sinergie effettive. Proprio la capacità d'innovazione, unita all'aumento della pressione competitiva, alla richiesta di standard operativi e funzionali sempre più elevati per affrontare il mercato con efficienza e incisività, ha condotto a una ridefinizione del profilo del Gruppo che permettesse di:

- **semplificare la struttura societaria;**
- **migliorare l'efficienza e l'utilizzo del capitale;**
- **valorizzare le opzioni di crescita.**

Tre capisaldi per massimizzare la reddività, favorire l'emersione del valore implicito – destinato altrimenti a rimanere compresso all'interno di una struttura troppo articolata –, aumentare la trasparenza verso il mercato. Sulla base di questo mix di necessità e obiettivi è stato sviluppato il nuovo modello che costituisce uno sviluppo coerente, teso a raggiungere nuovi e più ambiziosi traguardi. Ecco come si presenterà, in modo sintetico, lo schema societario del Gruppo Bipielle una volta ultimate tutte le operazioni:


BANCA POPOLARE DI LODI
BPL RETAIL SPA
BIPIELLE INVESTIMENTI
Retail Banks
Investment Banking
Consumer Banking
Estate Service
CR LUCCA
CR IMOLA
CR PISA
POP CREMA
POP MANTOVA
CR LIVORNO
BPL ROMAGNA
TRENTINO
BANCA VALORI
CARIPE *
BPL SUISSE
CR BOLZANO*
NUOVA BFE
EFIBANCA
BPL SANTANDER
BPL DUCATO
BPL FONDICRI
ITALFORTUNE
BPL LEASING
2BIPIELLE
FINOA EUROVITA
BPL NET
BPL REAL ESTATE

* Banche detenute con quote minoranza. (CARIPE 30%, CR BOLZANO in perfezionamento).

Il grafico illustra il nuovo 'Modello Polare' articolato in tre strutture specializzate:

1) **CAPOGRUPPO OPERATIVA** con funzioni di indirizzo, governo e controllo del Gruppo; focalizzata sulla predisposizione e gestione di servizi al Gruppo; controllerà direttamente la rete sportelli Popolare di Lodi;

i due 'poli' :
2) **BIPIELLE RETAIL S.p.A.**: una holding finanziaria pura che controlla le banche rete;
3) **BIPIELLE INVESTIMENTI S.p.A.**: un polo di società prodotto e i nuovi business; la società, quotata, sarà operativa entro la fine del 2002.

In sostanza il programma procede secondo due direttrici principali: **l'accorpamento delle società prodotto e dei business specialistici** in **BIPIELLE INVESTIMENTI S.p. A.**, controllata in maggioranza dal Gruppo Bipielle e quotata attraverso la fusione dell'attuale ICCRI – BFE con la Investimenti Immobiliari Lombardi S.p.A.; **l'accorpamento delle banche reti del Gruppo** (con esclusione, come detto, della rete Popolare Lodi) nella holding denominata **BIPIELLE RETAIL S.p.A.**, detenuta al 65,5% dalla Banca Popolare di Lodi e per il 34,5% dalla BIPIELLE INVESTIMENTI S.p.A., sotto il controllo operativo diretto della Capogruppo.
Gli obiettivi primari della ristrutturazione possono essere così sintetizzati: **rafforzamento del governo e la semplificazione della catena societaria**; il conseguimento di **rilevanti sinergie di ricavo e di costo**, per un'incidenza globale sul conto economico, **stimabile a regime (nel 2004) in 85 milioni di euro ante imposte**; **la disponibilità di un chiaro spettro di opzioni di crescita** attraverso la concentrazione delle attività ad alto potenziale in BIPIELLE INVESTIMENTI e la relativa quotazione.

GLI OBIETTIVI

BIPIELLE RETAIL S.p.A. – Il raggruppamento di tutte le banche reti in un unico polo permetterà di garantire la coerenza dell'indirizzo strategico e commerciale tra le reti e la Banca Popolare di Lodi. Così sarà possibile raggiungere una maggiore focalizzazione sull'attività di core business, la massimizzazione delle economie di scala e di scopo, l'allineamento della redditività di ciascuna rete al benchmark Bipielle, l'accelerazione del rilascio di un'unica piattaforma informativa, l'integrazione delle funzioni di servizio – centri di costo, la riduzione del personale. L'obiettivo è quello di costruire reti snelle, orientate verso le attività commerciali e verso i crediti.
BIPIELLE INVESTIMENTI S.p.A. – E' intesa come 'fabbrica, interprete del mercato e a servizio della rete'. Alle società inquadrate sotto la BIPIELLE INVESTIMENTI saranno demandate tutte quelle attività relative alla gestione attiva del portafoglio di business, la concentrazione dell'attività su quei settori di mercato ad alto potenziale e a elevata specializzazione; la strutturazione di prodotti per la rete; l'ampliamento della clientela non captive; la concretizzazione di tutte le opportunità di cross – selling. Per contenere in modo efficiente tutte queste attività BIPIELLE INVESTIMENTI sarà suddivisa al suo interno in tre macro aree di attività omogenea: **Investment Banking** comprendente la Nuova ICCRI-BFE, Efibanca e la Bipielle Santander SIM; **Consumer Banking** comprendente Bipielle Ducato, Bipielle Fondicri, Italfortune, Bipielle Ducato Leasing, B2Bipielle, Eurovita e Bipielle.net; **Estate Services** dedicato alla gestione attiva dell'ingente portafoglio immobiliare, tramite Bipielle Real Estate.

La suddivisione del Gruppo in due poli distinti dal punto di vista societario, funzionale e operativo consentirà di coniugare e sincronizzare al meglio tutte le attività e le prospettive del Gruppo: commerciali, produttive e di crescita ulteriore. Infatti il il modello polare 'Bipielle Retail – Bipielle Investimenti' conserva, potenziata, la capacità di svolgere il ruolo di piattaforma per le nuove aggregazioni in virtù della sua struttura flessibile, ma al tempo stesso coerente e distinta per quanto concerne l'allocazione delle funzioni distributive e produttive. Le opzioni di crescita del Gruppo Bipielle manterranno la duplice tensione, già propria del modello federale: verso realtà locali, come le reti di sportelli aggregate sinora; verso le società prodotto con elevato grado di specializzazione, che troveranno adeguata collocazione in uno dei tre settori di business sottostanti BIPIELLE INVESTIMENTI, che grazie al suo status di società quotata potrà gestire in modo attivo il portafoglio di partecipazioni utilizzandolo, per esempio, come strumento per la promozione di partnership qualificate.

I TARGET ECONOMICI

Gli obiettivi del piano strategico prevedono per il Gruppo Bipielle post - ristrutturazione, sulla base di un raffronto sui valori medi, un CAGR (Compound Average Growth Rate) 2001-2004 che evidenzia: **margine d'interesse +8%, margine da servizi +16%, costi operativi –2%**; gli indicatori: **cost/income <50%; m. interesse/m. intermediaz. 58%** (63% nel 2001); **Tier ONE '02 sopra il 6%**; **ROAE 14% nel 2004** (9% nel 2001). Allo stesso modo, valutati in prospettiva nel raffronto 2001 – 2004, i target delle banche – rete post ristrutturazione mostrano proiezioni più che positive: **raccolta +6%**; **impieghi +10%, m. interesse +10%, m. intermediazione +10%, costi operativi –2%**; gli indicatori: **cost/income <50%, m. interesse/m. intermed. 66%** (68% nel 2001), **soff. nette/impieghi <2,0%** (2,6% nel 2001), **ROE 12%** (6% nel 2001).
I risultati economici del Gruppo Bipielle derivanti dal riassetto, sulla base delle proiezioni effettuate sulle singole unità di business, portano a una **valutazione delle sinergie circa 85 milioni di euro di cui 41,8 mln. di Euro di ricavo e 43,1 di costo.**

LE TAPPE

Il percorso per realizzare l'operazione ha già superato un consistente numero di fasi, rappresentate da operazioni societarie, di carattere propedeutico, eseguite e comunicate al mercato nel corso dell'ultimo semestre (conferimento dei rami immobiliari delle banche del Gruppo a Bipielle Real Estate e conseguente aumento del capitale sociale di quest'ultima; fusione per incorporazione in Banca Popolare di Crema di Ducato, Bipielle Center e ICCRI-BFE, che viene denominata nuova ICCRI-BFE). La conclusione positiva dell'Offerta Pubblica di Acquisto sulle azioni IIL, conclusasi il 28 giugno scorso, costituisce uno snodo importante di tutto il progetto. Ma ecco in sintesi le **'tappe'**:

- **21 marzo 2002: presentazione al mercato linee guida;**
- **10 – 28 *Giugno* 2002: *OPA su Investimenti* Immobiliari Lombardi S.p.A.*;***
- **10 luglio 2002: presentazione al mercato dei dettagli del piano strategico;**
- **settembre 2002: costituzione di BIPIELLE RETAIL e delibera di fusione tra IIL e ICCRI – BFE;**
- **ottobre 2002: atto di fusione tra IIL e ICCRI – BFE e ridenominazione di IIL in BIPIELLE INVESTIMENTI S.P.A.**

Lodi, 10 luglio 2002

Translation

"WITHOUT DELAY TOWARDS NEW GOALS"
DETAILS OF THE STRATEGIC PLAN PRESENTED TODAY:
ROAE 2004: 14%
Cost/income <50%
Synergies worth 85 million euro

During a presentation held at the Four Seasons Hotel in Milan, Gianpiero Fiorani, Chief Executive Officer of the Bipielle Group, explained details of the Group's strategic plan to analysts and the financial press.

Over the course of its expansion beginning in 1997 and carried out mostly according to a federal model, the Bipielle Group has shown that it can effectively take on the role of an aggregating hub in the domestic banking system. During this period of rapid growth, the Group, which now ranks stably among the top ten Italian banking hubs, has managed to show considerable innovative skills in managing and implementing complex processes of integration with considerable speed, bringing to light all possible synergies as quickly as possible. It is precisely this skill in innovation, together with the increase in competitive pressure and the need for increasingly high operational and functional standards to face the market with efficiency and effectiveness, that has led to a redefinition of the Group profile, so as to:

- **simplify its corporate structure;**
- **improve efficiency and utilisation of capital;**
- **enhance growth options.**

Three key points to maximise profitability, encourage the emergence of implicit value - otherwise destined to remain repressed within an excessively complicated structure - and increase openness towards the market. Based on this mix of needs and objectives, the Group has developed a new model which constitutes a coherent step forwards to achieve new and more ambitious goals. This is how the organisation chart of the Bipielle Group will look once all of these operations have been carried out:


BANCA POPOLARE DI LODI
BIPIELLE RETAIL SPA
BIPIELLE INVESTIMENTI
Retail Banks
Investment Banking
Consumer Banking
Estate Service
CR LUCCA
CR IMOLA
CR PISA
POP CREMA
POP MANTOVA
CR LIVORNO
BIPIELLE ROMAGNA
TRENTINO
BANCA VALORI
CARIPE *
BIPIELLE B. SUISSE
CR BOLZANO*
NUOVA BFE
EFIBANCA
BIPIELLE SANTANDER
BIPIELLE DUCATO
BIPIELLE FONDICRI
ITALFORTUNE
BIPIELLE LEASING
2BIPIELLE
FINOA EUROVITA
BIPIELLE NET
BIPIELLE REAL ESTATE

* Minority interests in banks (CARIPF 30%, CR BOLZANO in completion).

Translation

The above chart shows the new **"Hub Model"**, which is made up of three specialised structures:

1) **THE OPERATING PARENT BANK** with Group policy, governance and control functions; focusing on the preparation and management of services to the Group; it will directly control the Popolare di Lodi branch network;

the two "hubs":

2) **BIPIELLE RETAIL S.p.A.**: a "pure" financial holding company which controls the network banks;
3) **BIPIELLE INVESTIMENTI S.p.A.**: a hub of product companies and new businesses; the company, which is listed, will start operations before the end of 2002.

In practice, the plan goes in two main directions: **the aggregation of product companies and specialist businesses** in **BIPIELLE INVESTIMENTI S.p.A.**, a subsidiary in which the Bipielle Group has a majority shareholding and which is listed as a result of the merger of ICCRI – BFE, as it now is, with Investimenti Immobiliari Lombardi S.p.A.; **the aggregation of the Group network banks** (except for the Popolare Lodi network, as mentioned above) into a holding company called **BIPIELLE RETAIL S.p.A.**, held 65.5% by Banca Popolare di Lodi and 34.5% by BIPIELLE INVESTIMENTI S.p.A., under the direct operating control of the Parent Bank.
The primary objectives of this reorganisation can be summarised as follows: **reinforcement of the governance function and simplification of the chain of investments**; the **achievement of important synergies** in terms of revenues and costs which, once the new structure is up and running (in 2004), should have an overall impact on the income statement pre-tax of 85 million euro; and **the availability of a clear spectrum of growth options** by concentrating the high potential activities in BIPIELLE INVESTIMENTI and its quotation.

THE OBJECTIVES

BIPIELLE RETAIL S.p.A. – To bring together all of the network banks in a single hub so as to guarantee consistency of strategic and commercial direction between the networks and Banca Popolare di Lodi. This will make it possible to achieve a greater focus on the core business, optimisation of economies of scale and scope, alignment of each network's profitability to the Bipielle benchmark, faster release of a single IT platform, integration of the service/ cost centre functions, and a reduction in personnel. The goal is to construct streamlined networks oriented towards commercial activities and loans.
BIPIELLE INVESTIMENTI S.p.A. – This is understood as the 'factory, to interpret market needs and service the network'. The companies under BIPIELLE INVESTIMENTI will be delegated all of the activities relating to active management of the business portfolio, concentrating on high potential and highly specialised segments of the market; the structuring of products for the network; expanding non captive customers; exploitation of all cross-selling opportunities. To allow BIPIELLE INVESTIMENTI to run all of these activities efficiently, it will be split into three macro areas, each containing a series of homogeneous activities: **Investment Banking** comprising Nuova ICCRI-BFE, Efibanca and Bipielle Santander SIM; Consumer Banking, with Bipielle Ducato, Bipielle Fondicri, Italfortune, Bipielle Ducato Leasing, B2Bipielle, Eurovita and Bipielle.Net; **Estate Services** for the active management of the Group's substantial property portfolio, through Bipielle Real Estate.

Splitting the Group into two distinct hubs from a corporate, functional and operating point of view will make it possible to combine and synchronise all of the Group's activities and prospects to best effect in terms of sales and marketing, production and further expansion. In fact, the 'Bipielle Retail – Bipielle Investimenti' hub model preserves and strengthens the ability to act as a platform for further aggregations thanks to its structure, which is flexible but at the same time coherent and distinct when it comes to allocating distribution and production functions. The growth options of the Bipielle Group will maintain that dual tension which is a feature of the federal model: towards local situations, such as the branch networks that have been aggregated to date; and towards the product companies with a high degree of specialisation, which will be suitably placed in one of the three business sectors making up BIPIELLE INVESTIMENTI, which thanks to its status as a quoted company will be able to actively manage its portfolio of equity investments, using it, for example, as a tool to develop high quality partnerships.

Translation

ECONOMIC TARGETS

Based on a comparison of average values, the targets contained in the strategic plan for the Bipielle Group post restructuring give a CAGR (Compound Average Growth Rate) for 2001-2004 that shows: **net interest income +8%, net income from services +16%, operating expenses -2%**; key ratios: **cost/income <50%; net interest income/income from banking activities 58%** (63% in 2001); **Tier 1 '02 over 6%**; **ROAE 14% in 2004** (9% in 2001). In the same way, based on forecasts comparing 2004 with 2001, the targets of the network banks post restructuring show projected figures that are extremely positive: **deposits +6%**, **loans +10%, net interest income +10%, income from banking activities +10%, operating expenses -2%**; key ratios: **cost/income <50%, net interest income/income from banking activities 66%** (68% in 2001), **net non-performing loans/loans <2.0%** (2.6% in 2001), **ROE 12%** (6% in 2001).
Based on forecasts prepared by the individual business units, the economic benefits to the Group of the synergies that will be generated by this reorganisation are estimated at around 85 million euro, made up of 43.2 mn euro of higher revenue and 41.8 mn of lower costs.

THE STAGES

A number of the stages in this operation have already been completed, above all certain corporate operations of a preparatory nature that were carried out and announced to the market over the last six months (transfer of Group banks' property activities to Bipielle Real Estate and the increase in its share capital; the absorption of Ducato, Bipielle Center and ICCRI-BFE by Banca Popolare di Crema, which then changed its name to Nuova ICCRI-BFE). Positive completion of the takeover bid for IIL's shares, an important step for this whole project, which was closed on 28 June 2002. The various stages can be summarised as follows:

- **21 March 2002: presentation of strategy guidelines to the market;**
- **10 – 28 June 2002: takeover bid for Investimenti Immobiliari Lombardi S.p.A.;**
- **10 July 2002: presentation of details of the strategic plan to the market;**
- **September 2002 establishment of BIPIELLE RETAIL and resolution to merge IIL and ICCRI – BFE;**
- **October 2002 deed of merger between IIL and ICCRI – BFE and change of name from IIL to BIPIELLE INVESTIMENTI S.p.A.**

Lodi, 10 July 2002